EXHIBIT 99.1

Playmaker and Complexity Gaming, a GameSquare Company, Strike Long-Term Partnership to Bridge the Gap Between Gaming and Sports

Emerging Media Platform and Preeminent Esports Organization Team Up to Enhance Awareness, Visibility and Reach

TORONTO, ON - March 9, 2023 - Complexity Gaming, a GameSquare Company (CSE:GSQ) (OTCQB:GMSQF) (FRA:29Q1) ("GameSquare", or the "Company"), and Playmaker, a leading social media sports and entertainment content platform catering to Gen Z and youth audiences, have announced a multi-year partnership to link traditional sports and gaming through content collaboration and strategic development with athletes and gamers.

Complexity, one of the longest running global esports organizations, will serve as a key resource for Playmaker as it ventures into the ascending esports market with its recalibrated esports and gaming channel, playmakerOP. The partnership will arm Playmaker with preferred access to GameSquare’s full service content studio, creative assets, gaming equipment and technology, and a roster of high-profile athletes and gaming influencers under management. Additionally, Playmaker will utilize Complexity’s two decades of industry knowledge as it builds out a comprehensive gaming strategy.

“Given its emerging popularity among our audience, we know this is the optimal time to fully embrace esports, and launch a dedicated channel,” said Playmaker CEO Brandon Harris. “Complexity Gaming’s support is essential in building out this new vertical, as we now have significant connections to prominent industry tools, leaders and influencers.”

Playmaker’s sizable following enhances Complexity’s efforts to drive media visibility and brand awareness. Playmaker’s audience includes more than 18 million followers across social platforms, touching a variety of verticals including sports, betting and entertainment. Additionally, Playmaker manages and produces content with notable athletes and influencers such as Tracy McGrady, Nate Robinson and Xavien Howard, amplifying the magnitude of its influence and reach.

“We want to ensure that we are at the forefront of the convergence of gaming and traditional sports,” said GameSquare CEO Justin Kenna. “Working alongside Playmaker affords Complexity access to engaged audiences across sports and entertainment, noteworthy influencers, and key brand relationships, making the company the ideal partner to help expand our capabilities and serve our large and growing global audience.”

Media and Investor Relations – GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

1

About Playmaker

Founded in 2018, Playmaker is a new-age media, talent & merchandise company. The company currently influences more than 18 million followers across its social media, 50+ athletes under management and more than 20 original shows on Snap Discover. In addition to its flagship sports content, Playmaker operates independent branded verticals including betting, entertainment, basketball and esports. For more information, please visit Playmaker’s official website: https://playmakerhq.com/

About Complexity Gaming

Complexity Gaming, a GameSquare subsidiary, is one of North America’s longest-standing esports organizations. Complexity Gaming’s Esports teams have won more than 140 championships in nearly 30 game titles over its 15+ year history. Staunchly committed to passion, professionalism, and a player-first mentality, Complexity Gaming has been continuously recognized as a global leader in modern esports. For more information on Complexity Gaming, visit http://Complexity.gg and follow the organization on Twitter, Instagram, YouTube, TikTok and Facebook.

About GameSquare

GameSquare (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future performance and revenue; continued growth and profitability; the Company's ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

2